

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2012

<u>Via Facsimile</u>
Mr. Paul Sagan
President and Chief Executive Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

      Re: Akamai Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 000-27275

Dear Mr. Sagan:

      We have reviewed your letter dated July 13, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 13, 2012.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 43</u>

1.   We note that your response to prior comment 3 indicates your belief that you have vendor-specific objection evidence (VSOE) of fair value of your core services based upon the overage rate. However, we further note that the unit price charged for your core services on a standalone basis, presumably your overage rate, can fluctuate significantly due to volume and geography. Given your statement that consistent pricing of standalone

Mr. Paul Sagan
Akamai Technologies, Inc.
August 14, 2012
Page 2

transactions cannot be used to determine fair value, please tell us how you concluded that your overage rates were substantive.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief